Allstar Restaurants
(A Nevada Corporation)
C/o 1458 Broad Street, Regina, Sask.  S4R 1Y9, Canada
Tel:(306)529-2652, Fax:(306) 352-1597
______________________________________________________________________________________

July 25, 2007,                                                                                                         VIA: FedEx and EDGAR

Maryse Mills-Apenteng
Division of Corporate Finance
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N. E.,
Washington, D.C. 20549

Re: Allstar Restaurants, Registration Statement on Form SB-2 filed as amended on July 25, 2007 (“Registration Statement”), File No. 333-129653

Pursuant to Rule 461 of the Securities Act of 1933 we respectfully request that the effectiveness of the above-captioned Registration Statement be accelerated to Friday, July 27, 2007 at 4:00 pm EDT or as soon as possible thereafter.

In furtherance of our Acceleration Request, we hereby acknowledge that:

X   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

X   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

X  the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

ALLSTAR RESTAURANTS

/s/ Terry G. Bowering
Terry G. Bowering
President, CEO, CFO and CAO

c.c.:  Via fax: (604)687-6314
          William L. Macdonald, Clark Wilson, LLP